Exhibit 100.9

NICE Market-Leading Trading Recording Platform Expands Support
for Object-Based Cloud Storage Solutions

FSOs can now leverage NICE compliance recording and object-based cloud storage to retain growing volumes of communications required for key regulations

Hoboken, N.J., July 30, 2019 – As Financial Services Organizations (FSOs) fall under mounting pressure from MiFID II, MAR, Dodd-Frank and FX Code of Conduct to record high volumes of communications for regulated users, asset classes, channels and devices, they are turning to the cloud for cost-effective, secure, storage options. To address this need, NICE (Nasdaq: NICE) has announced that it is adding support for popular S3-compatible cloud storage solutions from Amazon Web Services (AWS), Hitachi, IBM, and others, through its NICE Trading Recording (NTR) platform. FSOs can now leverage NICE’s market-leading compliance recording solution along with available S3-compatible cloud storage solutions to securely and cost effectively retain and easily access growing volumes of financial communications required for regulatory compliance.

Adopted by numerous cloud storage providers, S3 (which stands for Simple Storage Service) has become the defacto standard for object-based cloud storage. With the recent addition of new security features, S3-compatible storage appeals to regulated industries, including financial services, for storing sensitive communications. Through its support of S3, NICE is now enabling FSOs to leverage NICE’s best-of-breed recording solution along with various combinations of cloud, hybrid and on-premise storage solutions that suit their needs, to achieve regulatory compliance.

Chris Wooten, Executive Vice President, NICE, said, “As regulations encompass broader and deeper requirements for recording and retaining regulated employee communications, storage has become an even more critical consideration for FSOs. The cloud offers FSOs scalability, flexibility, redundancy, security, agility and lower TCO, and through our support for S3-compatible storage platforms, NICE is helping firms stay a step ahead of growing regulatory requirements and opening up a world of choices they didn’t have before.”

The NICE Trading Recording System (NTR), is an all-in-one compliance-focused trade conversation recording platform used by most of the world’s leading banks and investment firms for recording and retaining trade conversation from turrets, desk phones, mobile phones, and Unified Communications platforms, including Microsoft Skype for Business and Cisco® Jabber®. NTR works in tandem with NICE COMPASS, a unique compliance assurance solution that features automation tools, monitoring dashboards and reports to help financial institutions ensure enterprise-wide compliance with MiFID II and other regulations.

Learn More:
•	For further information on the NICE Trading Recording System, click here.
•	For further information on NICE COMPASS, click here.
•	For more information on NICE Financial Compliance solutions, email NICE at fmc@nice.com.

About NICE Financial Compliance
NICE is the world’s leading financial compliance solution provider, serving more than 90 percent of the largest investment banks globally. NICE’s compliance solutions assist customers in the capture of trade conversations and trades, analyzing them for potential risk, and correlating trade conversations with trades for trade reconstruction. The company's compliance solutions make automated and intelligent holistic trade compliance programs possible and enable FSOs to more efficiently comply with regulatory requirements, including MiFID II, MAR, FX Code of Conduct, Dodd-Frank and future directives. More info at www.nice.com/compliance.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 201-551-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.